
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933


☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
Gab AI Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    September 9, 2016

Physical address of issuer
1143 Northern Blvd #158 Clarks Summit, PA 18411

Website of issuer
https://gab.com

Current number of employees
5

Filer EDGAR CIK

0001709244

Filer EDGAR CCC
tsFR@Mr3

Submission Contact Person Information

    Name
    Andrew Torba

    Phone Number
    (570) 209-1622

    Email Address
    andrew@gab.com

    Notification Email Address
    legal@gab.com

Signatories

    Name
    Andrew Torba

    Signature

    Title
    CEO

    Email
    andrew@gab.com

    Date
    April 23, 2026